UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT MARCH 31, 2015

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents		$729.2	$158.5
Gold bullion (market value - $159.9; December 31, 2014 - $162.5)	5	96.9	96.9
Income taxes receivable		5.9	0.2
Receivables and other current assets	6	45.5	55.5
Inventories	7	233.2	245.1
Assets held for sale	4	—	628.5
		1,110.7	1,184.7
Non-current assets
Investments in associates and joint ventures	8	58.2	56.4
Property, plant and equipment	9	2,142.8	2,152.9
Exploration and evaluation assets		546.8	544.8
Income taxes receivable		47.2	67.4
Other assets	10	230.4	216.6
		3,025.4	3,038.1
		$4,136.1	$4,222.8
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$161.0	$169.5
Income taxes payable		9.2	8.7
Current portion of provisions	11	16.8	13.7
Other liabilities	12	55.6	36.2
Liabilities held for sale	4	—	167.0
		242.6	395.1
Non-current liabilities
Deferred income tax liabilities		177.2	165.5
Provisions	11	301.7	297.7
Long-term debt	14(a)	636.7	641.7
Other liabilities	12	60.8	59.2
		1,176.4	1,164.1
		1,419.0	1,559.2
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	17	2,363.0	2,322.7
Contributed surplus		34.7	38.2
Retained earnings		325.3	301.2
Accumulated other comprehensive loss		(54.9)	(43.6)
		2,668.1	2,618.5
Non-controlling interests		49.0	45.1
		2,717.1	2,663.6
Contingencies and commitments	11(b), 24
		$4,136.1	$4,222.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2015	2014
Continuing Operations
Revenues		$244.7	$217.3
Cost of sales	20	231.7	185.2
General and administrative expenses		10.5	10.5
Exploration expenses		9.6	9.1
Other expenses		9.8	6.9
Operating costs		261.6	211.7
Earnings (loss) from operations		(16.9)	5.6
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	8	3.0	(7.1)
Finance costs	21	(10.1)	(2.1)
Foreign exchange gains (losses)		1.6	(1.6)
Interest income and derivatives and other investment gains	22	31.6	1.2
Earnings (loss) before income taxes		9.2	(4.0)
Income taxes	13	(21.8)	(9.1)
Net loss from continuing operations		(12.6)	(13.1)
Net earnings from discontinued operations, net of income taxes	4(a)	40.6	17.8
Net earnings		$28.0	$4.7
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(16.5)	$(14.1)
Non-controlling interests		3.9	1.0
Net loss from continuing operations		$(12.6)	$(13.1)
Net earnings attributable to
Equity holders of IAMGOLD Corporation		$24.1	$3.7
Non-controlling interests		3.9	1.0
Net earnings		$28.0	$4.7
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	18
Basic and diluted		385.1	376.7

Basic and diluted loss per share from continuing operations ($ per share)		$(0.04)	$(0.04)

Basic and diluted earnings per share from discontinued operations ($ per share)		$0.10	$0.05

Basic and diluted earnings per share including discontinued operations ($ per share)		$0.06	$0.01
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2015	2014
Net earnings		$28.0	$4.7
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to profit or loss
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(3.6)	9.8
Net realized change in fair value of marketable securities	15(a)	5.3	0.3
Tax impact		—	(2.0)
		1.7	8.1
Items that may be reclassified to profit or loss
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	15(b)	(27.5)	—
Time value of options and forward contracts excluded from hedge relationship	15(b)	5.4	—
Net change in fair value of cash flow hedge reclassified	15(b)	8.1	—
Time value of options and forward contracts reclassified	15(b)	(0.4)	—
Tax impact		1.0	—
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes		1.6	—
		(11.8)	—
Currency translation adjustment		(1.2)	(0.2)
Total other comprehensive income (loss)		(11.3)	7.9
Comprehensive income		$16.7	$12.6

Comprehensive income attributable to
Equity holders of IAMGOLD Corporation		$12.8	$11.6
Non-controlling interests		3.9	1.0
		$16.7	$12.6

Total comprehensive income (loss) attributable to equity holders arises from:
Comprehensive (loss) from continuing operations		$(25.5)	$(5.2)
Comprehensive income from discontinued operations		42.2	17.8
Comprehensive income		$16.7	$12.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2015	2014

Common shares
Balance, beginning of the period		$2,322.7	$2,317.6
Issuance of shares for share-based compensation		5.0	1.4
Issuance of flow-through shares	17(a)	35.3	—
Balance, end of the period		2,363.0	2,319.0

Contributed surplus
Balance, beginning of the period		38.2	35.2
Issuance of shares for share-based compensation		(5.1)	(1.4)
Share-based compensation	23(a)	1.6	1.3
Balance, end of the period		34.7	35.1

Retained earnings
Balance, beginning of the period		301.2	465.1
IFRS 9 transition adjustment, net of income taxes		—	41.1
Adjusted balance, beginning of the period		301.2	506.2
Net earnings attributable to equity holders of IAMGOLD Corporation		24.1	3.7
Balance, end of the period		325.3	509.9

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the period		(31.9)	13.6
IFRS 9 transition adjustment, net of income taxes		—	(41.1)
Adjusted balance, beginning of the period		(31.9)	(27.5)
Net change in fair value of marketable securities, net of income taxes		1.7	8.1
Balance, end of the period		(30.2)	(19.4)
Cash flow hedge fair value reserve
Balance, beginning of the period		(8.7)	—
Net change in fair value of cash flow hedges, net of income taxes		(11.8)	—
Balance, end of the period		(20.5)	—
Currency translation adjustment
Balance, beginning of the period		(3.0)	(0.3)
Change for the period		(1.2)	(0.2)
Balance, end of the period		(4.2)	(0.5)
Total accumulated other comprehensive income (loss)		(54.9)	(19.9)
Equity attributable to IAMGOLD Corporation shareholders		2,668.1	2,844.1

Non-controlling interests
Balance, beginning of the period		45.1	41.3
Net earnings attributable to non-controlling interests		3.9	1.0
Balance, end of the period		49.0	42.3
		$2,717.1	$2,886.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2015	2014
Operating activities
Net earnings		$28.0	$4.7
Adjustments for:
Finance costs		10.7	2.5
Depreciation expense		63.2	46.4
Changes in estimates of asset retirement obligations at closed sites		6.8	4.2
Income taxes		21.8	14.1
Reversals of impairment charges of investments in associates		—	(3.4)
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes	8	(3.0)	7.1
Gain on repurchase of long-term debt	22	(0.9)	—
Gain on sale of royalty asset	22	(43.5)	—
Effects of exchange rate fluctuation on cash and cash equivalents		6.8	4.5
Other non-cash items	23(a)	(12.7)	4.6
Adjustments for cash items	23(b)	(19.7)	(3.6)
Movements in non-cash working capital items and non-current ore stockpiles	23(c)	(24.8)	(36.5)
Cash from operating activities, before income taxes paid		32.7	44.6
Income taxes paid		(2.7)	(16.5)
Net cash from operating activities		30.0	28.1
Investing activities
Property, plant and equipment
Capital expenditures		(48.6)	(99.0)
Proceeds from disposals		0.4	0.2
Net proceeds from disposal of discontinued operations	4	489.7	—
Proceeds from sale of royalty asset	10	52.5	—
Advances to related parties	25	(1.6)	(3.6)
Repayment from related parties	25	—	0.1
Capital expenditures for Exploration and evaluation assets		(1.9)	(1.2)
Other investing activities	23(d)	13.1	(0.8)
Net cash from (used in) investing activities		503.6	(104.3)
Financing activities
Interest paid		(0.6)	(1.5)
Repurchase of long-term debt	14(a)	(4.5)	—
Proceeds from issuance of flow-through shares	17(a)	39.3	—
Other		(2.3)	(0.2)
Net cash from (used in) financing activities		31.9	(1.7)
Effects of exchange rate fluctuation on cash and cash equivalents		(6.8)	(4.5)
Increase (decrease) in cash and cash equivalents		558.7	(82.4)
Cash and cash equivalents, beginning of the period		158.5	222.3
Cash and cash equivalents held for sale, beginning of period		12.0	—
Cash and cash equivalents, end of the period		$729.2	$139.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all of its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2014.
The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on May 5, 2015.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 16.

(c)	Basis of consolidation
Subsidiaries and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	March 31, 2015	December 31, 2014	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood mine[1]	Doyon division (Canada)	100%	100%	Division	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project (Canada)	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Joint venture	Equity accounting
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine (Mali)	40%	40%	Joint venture	Equity accounting
Galane Gold Ltd.[3]	Mupane mine (Botswana)	41%	42%	Associate	Equity accounting
INV Metals Inc.[3]	Loma Larga project (Ecuador)	47%	47%	Associate	Equity accounting

1	Division of IAMGOLD Corporation.

2	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.

3	Galane Gold Ltd and INV Metals Inc. are publicly traded companies incorporated in Canada.

(d)	Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three month period ended March 31, 2015. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

(e)	Significant accounting policies
These consolidated interim financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2014.
As disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2014, the Company adopted IFRS 9, Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") with a date of initial application of April 1, 2014. The adoption of IFRS 9 (2013) required an amount of $0.3 million to be reclassified from interest income and derivatives and other investment gains to other comprehensive income for the three months ended March 31, 2014. There was no change to total net cash from operating activities as a result of this adjustment for the three months ended March 31, 2014. The Company has reflected the retrospective impact of the adoption as an adjustment to opening components of equity as at January 1, 2014.

3. FUTURE ACCOUNTING POLICIES
The following new standards were not yet effective for the three months ended March 31, 2015, and have not been applied in preparing these consolidated interim financial statements.

IFRS 15 - Revenue from Contracts with Customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2017. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures. The Company will evaluate the impact of adopting IFRS 15 in its consolidated financial statements in future periods.

IFRS 9 - Financial Instruments
On July 24, 2014 the IASB issued the complete IFRS 9 ("IFRS 9 (2014)").  IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective April 1, 2014.  IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company will evaluate the impact of adopting IFRS 9 (2014) in its consolidated financial statements in future periods.

4. DISCONTINUED OPERATIONS

Niobec mine
During the fourth quarter 2014, the Company signed a definitive agreement to sell its Niobec mine and the adjacent rare earth element ("REE") deposit for cash proceeds of $500 million plus working capital adjustments, as well as an additional $30 million when the adjacent REE deposit goes into commercial production, as defined. A 2% gross proceeds royalty will be payable on any REE production.
Regulatory approval for the transaction was received on January 19, 2015 and the transaction closed on January 22, 2015, with an after-tax gain on disposal of $37.8 million. As at the date of these consolidated interim financial statements, the determination of the working capital adjustments is based on preliminary estimates that are subject to change. The Niobec mine was previously reported under the Niobium segment and its assets and liabilities were classified as held for sale at December 31, 2014.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

Major classes of assets and liabilities included as part of the Niobec mine were as follows as at the date of disposal:

	Note	January 22, 2015
Cash and cash equivalents		$12.9
Receivables, income taxes receivable and other current assets		27.6
Inventories		34.1
Property, plant and equipment		549.3
Other non-current assets		5.3
Accounts payable and accrued liabilities		(28.4)
Deferred income tax liabilities		(111.5)
Provisions and other liabilities		(24.5)
Net carrying amount		$464.8
Consideration received
Cash	14(a)	$502.6
Less: Cash and cash equivalents disposed of		12.9
Net cash inflow on disposal		$489.7

(a)	Net earnings from discontinued operations

	Three months ended March 31,
	2015[1]	2014
Niobec mine
Revenues	$9.4	$62.0
Cost of sales	(4.3)	(39.1)
Other expenses	(3.4)	(0.1)
	1.7	22.8
Income tax benefit (expense)	1.1	(5.0)
Net earnings from discontinued operations before disposal	2.8	17.8
Gain on disposal of discontinued operations	37.8	—
Net earnings from discontinued operations	$40.6	$17.8

1	Amounts disclosed for 2015 are for the period until January 22, 2015, the date the transaction closed.

(b)	Net cash flow from (used in) discontinued operations

	Three months ended March 31,
Cash flow from (used in):	2015[1]	2014
Operating activities	$2.9	$18.3
Investing activities	(1.6)	(9.6)
Financing activities	(0.4)	(7.5)
Net cash flow from discontinued operations	$0.9	$1.2

1	Amounts disclosed for 2015 are for the period until January 22, 2015, the date the transaction closed.

5. GOLD BULLION

		March 31, 2015	December 31, 2014
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,187	$1,206
Market value, end of the period	($ millions)	$159.9	$162.5

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

6. RECEIVABLES AND OTHER CURRENT ASSETS

	Note	March 31, 2015	December 31, 2014
Gold receivables		$3.0	$1.7
Receivables from governments[1]		24.5	23.3
Receivables from related parties	25	0.2	0.2
Other receivables		7.5	6.0
Total receivables		35.2	31.2
Marketable securities and warrants		0.9	14.2
Prepaid expenses		9.1	9.8
Other current assets		0.3	0.3
		$45.5	$55.5

1	Receivables from governments relate primarily to value added tax.
As at March 31, 2015, the allowance for doubtful non-trade receivables was $4.3 million (December 31, 2014 - $3.9 million).

7.	INVENTORIES

	Note	March 31, 2015	December 31, 2014
Finished goods - gold production inventories		$63.8	$63.7
Ore stockpiles		1.3	10.3
Mine supplies		168.1	171.1
		233.2	245.1
Ore stockpiles included in other non-current assets	10	146.5	127.6
		$379.7	$372.7
For the three months ended March 31, 2015, the Company recognized a write-down of $1.2 million for finished goods inventories to net realizable value (three months ended March 31, 2014 - write-down of mine supplies of $1.7 million).

8.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures
	Galane	INV Metals	Sadiola	Yatela	Total
Balance, January 1, 2014	$—	$6.5	$59.0	$—	$65.5
Impairment reversal	3.4	—	—	—	3.4
Currency translation adjustment	—	(2.7)	—	—	(2.7)
Share of net earnings (loss), net of income taxes	0.5	(0.9)	(9.4)	(16.4)	(26.2)
Share of net losses recorded as provision	—	—	—	16.4	16.4
Balance, December 31, 2014	3.9	2.9	49.6	—	56.4
Currency translation adjustment	—	(1.2)	—	—	(1.2)
Share of net earnings, net of income taxes	0.3	0.8	1.9	—	3.0
Balance, March 31, 2015	$4.2	$2.5	$51.5	$—	$58.2

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

9. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2014	$984.4	$1,991.8	$1,517.8	$4,494.0
Additions[1]	157.4	158.0	135.8	451.2
Changes in asset retirement obligations	—	24.0	—	24.0
Disposals	—	(3.5)	(63.7)	(67.2)
Transfers within Property, plant and equipment	(980.5)	497.6	482.9	—
De-recognition of assets due to Mouska closure	—	(314.4)	(45.5)	(359.9)
Reclassification to Assets held for sale	(81.5)	(421.1)	(259.9)	(762.5)
Balance, December 31, 2014	79.8	1,932.4	1,767.4	3,779.6
Additions[1]	5.6	42.9	12.7	61.2
Changes in asset retirement obligations	—	1.2	—	1.2
Disposals	—	—	(7.6)	(7.6)
Transfers within Property, plant and equipment	(48.1)	25.9	22.2	—
Balance, March 31, 2015	$37.3	$2,002.4	$1,794.7	$3,834.4

1	Includes capitalized borrowing costs of $2.9 million for the three months ended March 31, 2015 (three months ended March 31, 2014 - $11.0 million) at a weighted average interest rate of 6.99%.

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation
Balance, January 1, 2014	$—	$1,433.8	$539.8	$1,973.6
Depreciation expense[1]	—	78.9	166.0	244.9
Disposals	—	(0.1)	(21.6)	(21.7)
De-recognition of assets due to Mouska closure	—	(314.3)	(44.6)	(358.9)
Reclassification to Assets held for sale	—	(136.0)	(75.2)	(211.2)
Balance, December 31, 2014	—	1,062.3	564.4	1,626.7
Depreciation expense[1]	—	25.0	46.1	71.1
Disposals	—	—	(6.2)	(6.2)
Balance, March 31, 2015	$—	$1,087.3	$604.3	$1,691.6

Carrying amount, December 31, 2014	$79.8	$870.1	$1,203.0	$2,152.9
Carrying amount, March 31, 2015	$37.3	$915.1	$1,190.4	$2,142.8

1	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
The carrying amount of plant and equipment includes $36.0 million (December 31, 2014 - $37.3 million) of equipment held under finance leases. The finance leases are each for a five-year term and contain purchase options that the Company has assessed as being reasonably certain to be exercised at maturity.

10.	OTHER NON-CURRENT ASSETS

	Note	March 31, 2015	December 31, 2014
Ore stockpiles		$146.5	$127.6
Marketable securities and warrants		21.4	16.7
Receivables from related parties	25	27.9	26.3
Restricted cash		8.3	8.7
Royalty interests		5.6	18.8
Other		20.7	18.5
		$230.4	$216.6

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

As at March 31, 2015, the allowance for doubtful non-trade receivables was $36.0 million (December 31, 2014 - $36.0 million).

On March 23, 2015, the Company sold its Diavik royalty interest over claims in the Lac de Gras region of the Northwest Territories for total proceeds of $56.8 million (under the terms of the sale agreement, royalty income due to the Company in the period from January 1, 2015 to March 23, 2015 was provided to the acquirer). The sale proceeds comprised of cash of $52.5 million and three million five-year warrants of the acquirer with a transaction date fair value of $4.3 million. The warrants, which are valued using the Black-Scholes model with an exercise price of $4.50 and expected life of five years, will be subsequently re-measured at fair value at each reporting period. The carrying amount of the Diavik royalty at the date of sale was $13.2 million, resulting in an after-tax gain on sale of $43.5 million, net of transaction costs, recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 22).

11.	PROVISIONS

	March 31, 2015	December 31, 2014
Asset retirement obligations	$301.3	$293.7
Yatela loss provision	13.2	13.2
Other	4.0	4.5
	$318.5	$311.4

Non-current provisions	$301.7	$297.7
Current portion of provisions	16.8	13.7
	$318.5	$311.4

(a)	Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

(b)	Provisions for litigation claims and regulatory assessments
By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.
The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgments to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.
The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.
As at March 31, 2015, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

12.	OTHER LIABILITIES

	Notes	March 31, 2015	December 31, 2014
Finance lease obligations	24(b)	$34.8	$34.9
Cash flow hedges	15(b)	22.0	7.6
Non-hedge derivatives	15(c)	59.6	52.9
		$116.4	$95.4
Non-current other liabilities		$60.8	$59.2
Current portion of other liabilities		55.6	36.2
		$116.4	$95.4

13.	INCOME TAXES
The Company estimates the effective tax rate expected to be applied for the full fiscal year and uses this rate to provide income taxes in interim periods. The impact of changes in judgment concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The tax expense for the three months ended March 31, 2015 was $21.8 million (three months ended March 31, 2014 - $9.1 million) and varied from the tax expense calculated using the combined Canadian federal and provincial statutory income tax rate of 27%. The variance was mainly due to fluctuations in foreign currency exchange rates, net foreign earnings taxed at higher tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

14.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes
On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
The Notes indenture contains a restriction on the use of proceeds from the sale of the Company's Niobec mine (refer to note 4). The restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.
During the first quarter of 2015, the Company repurchased a face value of $5.4 million of its Notes for cash consideration of $4.5 million. The resulting gain of $0.9 million, net of transaction costs, was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 22).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes, balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
March 31, 2015	$644.6	$905.8	$43.7	$87.0	$87.0	$688.1
December 31, 2014	$650.0	$913.4	$43.9	$87.8	$87.8	$693.9

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.9 million as at March 31, 2015 (December 31, 2014 – $8.3 million).

(b)	Credit facilities
The Company has a four-year $500.0 million unsecured revolving credit facility. The maturity date of the credit facility is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facility as at March 31, 2015 and December 31, 2014. The Company was in compliance with its credit facility covenants as at March 31, 2015.
The Company has a $75.0 million Canadian revolving credit facility for the issuance of letters of credit. The maturity date of this credit facility is July 23, 2015. As at March 31, 2015, $56.3 million was drawn against the credit facility (December 31, 2014 - $61.5 million). The Company’s letters of credit guarantee certain asset retirement obligations and are revalued to U.S. dollars at the end of each reporting period. Refer to note 11(a).
Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facility issue costs, net of amortization as at March 31, 2015 was $0.6 million (December 31, 2014 - $0.8 million).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

15.	FINANCIAL INSTRUMENTS

	March 31, 2015		December 31, 2014
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$729.2	$729.2	$158.5	$158.5
Current receivables	10.5	10.5	7.7	7.7
Receivables from related parties	28.1	28.1	26.5	26.5
Marketable securities and warrants	22.3	22.3	30.9	30.9
Restricted cash	8.3	8.3	8.7	8.7
Bond fund investments	6.6	6.6	6.0	6.0
Net derivative liabilities	(81.6)	(81.6)	(60.5)	(60.5)
Accounts payable and accrued liabilities	(161.0)	(161.0)	(169.5)	(169.5)
Finance lease obligation	(34.8)	(34.8)	(34.9)	(34.9)
Long-term debt[1]	(644.6)	(533.4)	(650.0)	(490.0)

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $7.9 million as at March 31, 2015 (December 31, 2014 – $8.3 million).
(a)Financial assets measured at fair value through Other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.
During the period, the Company disposed of certain marketable securities that were no longer considered to be strategic to the Company.

	Three months ended March 31,
	2015	2014
Proceeds on sale of marketable securities	$14.4	$—
Acquisition date fair value of marketable securities sold	(9.1)	—
Gain on sale of marketable securities recorded in Other comprehensive income	$5.3	$—
For the three months ended March 31, 2014, realized gains of $0.3 million on the sale of marketable securities were transferred from Other comprehensive income to the Consolidated statements of earnings.

(b)Cash flow hedge fair value reserve

(i)	Hedge gains (losses)

	Hedge gains (losses) recognized in cash flow hedge reserve	(Gains) losses reclassified from cash flow hedge reserve
	Three months ended March 31, 2015	Three months ended March 31, 2015
Exchange rate risk
Canadian dollar contracts
Forward contracts	$(6.3)	$4.7
Option contracts	(6.4)	—
Euro option contracts	(14.8)	3.4
	(27.5)	8.1
Time value of options and forward contracts excluded from hedge relationship	5.4	(0.4)
	$(22.1)	$7.7

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

For the three months ended March 31, 2015, total losses of $7.7 million were reclassified from the cash flow hedge reserve. Losses of $4.7 million and $1.3 million were reclassified to Cost of sales and General and administrative expenses, respectively, in the Consolidated statements of earnings and losses of $1.7 million were reclassified to Property, plant and equipment in the Consolidated balance sheets.
There was no hedge ineffectiveness for the three months ended March 31, 2015.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s consolidated interim financial statements. The Company’s operations have exposure to these currencies; however, the Company's functional currency and that of its subsidiaries is the U.S. dollar.
The Company manages its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated forward and option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the spot element of forward contracts and the change in the intrinsic value of options in the hedging relationships. The time value component of options and the forward element of forward contracts are recorded in Other comprehensive income as a cost of hedging.
An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of the forward and option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.
As at March 31, 2015, the Company had outstanding derivative contracts, which qualified for hedge accounting. The periods in which the cash flows are expected to occur and the impact on the Consolidated statements of earnings, are as follows:

March 31, 2015	2015	2016	Total
Cash flow hedges
Exchange rate risk
Canadian dollar contracts (millions of C$)	95.0	60.0	155.0
Forward contracts	50.0	—	50.0
Contract rate range (C$/$)	1.10 - 1.12
Option contracts	45.0	60.0	105.0
Contract rate range (C$/$)	1.12 - 1.17	1.12 - 1.18
Euro option contracts (millions of €)	87.0	—	87.0
Contract rate range ($/€)	1.21 - 1.29
Additional information on hedging instruments and hedged forecast transactions related to exchange rate risk as at March 31, 2015 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
	Assets	Liabilities	Cash flow hedge fair value reserve	Hedging instruments	Hedged items
Cash flow hedges
Exchange rate risk
Canadian dollar contracts
Forward contracts	$—	$(5.0)	$(5.7)	$(5.7)	$5.8
Option contracts	—	(6.3)	(6.4)	(6.4)	6.6
Euro option contracts	—	(10.7)	(12.1)	(12.1)	12.2
	$—	$(22.0)	$(24.2)	$(24.2)	$24.6

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

(c)Non-hedge derivatives

(i)	Currency exchange rate risk
As at March 31, 2015, the Company did not have any outstanding currency derivative contracts which were not designated for hedge accounting (December 31, 2014 - $nil).

(ii)	Oil contracts and fuel market price risk
Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
As at March 31, 2015, the Company had outstanding option contracts, which were not designated for hedge accounting. The periods in which the cash flows are expected to occur are as follows:

March 31, 2015	2015	2016	2017	Total
Crude oil option contracts (barrels)	825,000	1,101,000	786,000	2,712,000
Contract price range ($/barrel)	$75 - $95	$68 - $95	$71 - $95
The fair value as at March 31, 2015 was included in other current and non-current liabilities.

	March 31, 2015	December 31, 2014
Crude oil option contracts	$(59.6)	$(52.9)

(iii)	Non-hedge derivative gains (losses)
Non-hedge derivative gains (losses) are included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings. These gains (losses) relate to contracts associated with the mine sites, development projects and Corporate.

	Three months ended March 31,
	2015	2014
Unrealized gains (losses) on
Derivatives - currency contracts	$—	$(3.1)
Derivatives - oil contracts	(6.7)	1.0
Other	(0.2)	0.1
	(6.9)	(2.0)
Realized losses on
Derivatives - currency contracts	—	(1.5)
Derivatives - oil contracts	(7.3)	—
	(7.3)	(1.5)
	$(14.2)	$(3.5)

16.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2014.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

(a)	Assets and liabilities measured at fair value on a recurring basis
As at March 31, 2015, the Company’s assets and liabilities recorded at fair value were as follows:

	March 31, 2015				December 31, 2014
Fair value	Level 1	Level 2	Level 3	Total	Total
Assets
Cash and cash equivalents	$729.2	$—	$—	$729.2	$158.5
Restricted cash	8.3	—	—	8.3	8.7
Marketable securities and warrants	15.7	4.3	2.3	22.3	30.9
Bond fund investments	6.6	—	—	6.6	6.0
	$759.8	$4.3	$2.3	$766.4	$204.1
Liabilities
Derivatives
Currency contracts	$—	$(22.0)	$—	$(22.0)	$(7.6)
Oil contracts	—	(59.6)	—	(59.6)	(52.9)
	$—	$(81.6)	$—	$(81.6)	$(60.5)

(b)	Valuation techniques
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments that are not actively traded is determined using valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities and warrants.

Marketable securities included in Level 3
Balance, January 1, 2015	$2.3
Change in fair value reported in Other comprehensive income, net of income taxes	—
Shares received	—
Balance, March 31, 2015	$2.3
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. The Company then calculates a credit valuation adjustment or debit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on the present value of market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Long-term debt
Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at March 31, 2015 was $533.4 million (December 31, 2014 - $490.0 million).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is required to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted market price, this is classified within Level 1 of the fair value hierarchy. As at March 31, 2015, no investments in associates were measured at fair value.
Finance lease obligation
Finance lease obligation is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using market interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy.

17.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Three months ended March 31,
Number of shares (in millions)	2015	2014
Outstanding, beginning of the period	376.9	376.6
Issuance of shares for share-based compensation	0.6	0.1
Issuance of flow-through shares	13.8	—
Outstanding, end of the period	391.3	376.7

(a)Flow-through common shares
During the three months ended March 31, 2015, the Company issued 13.8 million flow-through common shares at prices ranging between C$3.51 and C$4.14 per share for net proceeds of $39.3 million (C$50 million). The flow-through common shares were primarily issued to fund prescribed resource expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. As at March 31, 2015, the remaining unspent amount was $29.1 million (C$37.0 million).
Flow-through common shares of $35.3 million were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs. The $4.0 million difference between the amount recognized in common shares and the amount the investor paid for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are made. For the three months ended March 31, 2015, $1.0 million was recognized as amortization of gain related to the flow-through common shares, and is included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 22).

18.	EARNINGS (LOSS) PER SHARE
Basic earnings (losses) per share computation

	Three months ended March 31,
	2015	2014
Numerator
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(16.5)	$(14.1)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	40.6	17.8
Net earnings attributable to equity holders of IAMGOLD	24.1	3.7
Denominator (in millions)
Weighted average number of common shares (basic)	385.1	376.7
Basic loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.04)	$(0.04)
Basic earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.10	$0.05
Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.06	$0.01

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

Due to a net loss from continuing operations attributable to equity holders of IAMGOLD for the three months ended March 31, 2015 and 2014, share options and restricted share units were anti-dilutive.
Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

	Three months ended March 31,
(in millions)	2015	2014
Share options	5.5	6.6
Restricted share units	2.4	2.4
Performance share units	—	0.1
	7.9	9.1

19.	SHARE-BASED COMPENSATION

(a)	Share option award plan

	Share options (in millions)	Weighted average exercise price (C$)[1]
Outstanding, beginning of the period	5.4	$10.56
Granted	0.9	2.99
Forfeited	(0.8)	12.33
Outstanding, end of the period	5.5	$9.06
Exercisable, end of the period	2.4	$11.92

1	Exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2015 between the U.S. dollar and Canadian dollar was $0.7895/C$.
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over the options’ expected life.

Three months ended March 31, 2015	Share options
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	55%
Weighted average dividend yield	0.00%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$1.29
Weighted average share price at grant date (C$ per share)	$2.83
Weighted average exercise price (C$ per share)	$2.99

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value award plans
Full value awards consist of performance share units and restricted share units.

Three months ended March 31, 2015	Full value awards (in millions)
Outstanding, beginning of the period	2.1
Granted	1.2
Issued	(0.6)
Forfeited	(0.3)
Outstanding, end of the period	2.4

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31, 2015	Performance share units
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	63%
Weighted average dividend yield	0.00%
Weighted average expected life of RSUs issued (years)	2.6
Weighted average grant-date fair value (C$ per share)	$2.88
Weighted average share price at grant date (C$ per share)	$2.88
Model used	Black-Scholes

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

20.	COST OF SALES
Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Three months ended March 31,
	2015	2014
Operating costs - mines	$159.8	$136.9
Royalties	9.6	10.4
Depreciation expense[1]	62.3	37.9
	$231.7	$185.2

1	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

21.	FINANCE COSTS

	Three months ended March 31,
	2015	2014
Interest expense	$8.4	$0.3
Credit facility fees	1.0	1.0
Accretion expense	0.3	0.8
Other	0.4	—
	$10.1	$2.1
Total interest paid during the three months ended March 31, 2015 was $0.6 million (three months ended March 31, 2014 - $1.5 million). Total interest paid includes the interest on the Notes and interest on finance leases.

22.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS

	Three months ended March 31,
	2015	2014
Interest income	$0.4	$0.3
Reversal of impairment of investments in associates	—	3.4
Write-down of accounts receivable	(0.4)	(0.2)
Non-hedge derivative losses	(14.2)	(3.5)
Gain on sale of royalty asset	43.5	—
Gains on sale of marketable securities	—	0.7
Gain on repurchase of long-term debt	0.9	—
Amortization of gain related to flow-through common shares	1.0	—
Other	0.4	0.5
	$31.6	$1.2

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

23.	CASH FLOW ITEMS

The cash flow statement includes results and balances from discontinued operations.

(a)	Adjustments for other non-cash items within operating activities

	Three months ended March 31,
	2015	2014
Share-based compensation	$1.6	$1.3
Gains on sale of marketable securities	—	(0.7)
Write-down of receivables	0.4	—
Gain on disposal of discontinued operations	(37.8)	—
Impairment of inventories	1.2	—
Derivative losses	20.2	3.7
Other	1.7	0.3
	$(12.7)	$4.6

(b) Adjustments for cash items within operating activities

	Three months ended March 31,
	2015	2014
Disbursements related to asset retirement obligations	$(0.7)	$(1.7)
Settlement of derivatives	(19.0)	(1.6)
Other	—	(0.3)
	$(19.7)	$(3.6)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2015	2014
Receivables and other current assets	$3.0	$(13.7)
Inventories and non-current ore stockpiles	(7.1)	7.3
Accounts payable and accrued liabilities	(20.7)	(30.1)
	$(24.8)	$(36.5)

(d)	Other investing activities

	Three months ended March 31,
	2015	2014
Acquisition of investments	$(0.8)	$(0.8)
Proceeds from sale of marketable securities	14.4	0.3
Net disposals of other assets	(0.5)	(0.3)
	$13.1	$(0.8)

24.	COMMITMENTS

(a)	Commitments

	March 31, 2015	December 31, 2014
Purchase obligations	$79.7	$44.9
Capital expenditure obligations	6.1	7.8
Operating leases	4.4	6.0
	$90.2	$58.7

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

Commitments – payments due by period

	Payments due by period
At March 31, 2015	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$79.7	$74.1	$5.1	$0.5	$—
Capital expenditure obligations	6.1	6.1	—	—	—
Operating leases	4.4	2.7	1.6	0.1	—
	$90.2	$82.9	$6.7	$0.6	$—

(b)	Finance lease commitments
The finance lease liabilities are repayable as follows:

	March 31, 2015	December 31, 2014
Within one year	$9.6	$8.9
Between two and five years	28.8	29.6
After five years	—	0.3
	38.4	38.8
Future interest	(3.6)	(3.9)
Present value of finance lease liabilities	$34.8	$34.9
The present values of finance lease liabilities are repayable as follows:

	March 31, 2015	December 31, 2014
Within one year	$9.6	$8.9
Between two and five years	25.2	25.7
After five years	—	0.3
	$34.8	$34.9

25.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets in the Consolidated balance sheets:
The Company has non-interest bearing loan receivables from Sadiola and Yatela for certain services rendered. As at March 31, 2015, the outstanding loan balances were $0.2 million (December 31, 2014 - $0.2 million). For the three months ended March 31, 2015, there were no advances made or repayments received by the Company (three months ended March 31, 2014 - advances of $0.5 million; repayments of $0.1 million).
The Company had the following significant related party transactions included in Other non-current assets in the Consolidated balance sheets:
During the three months ended March 31, 2015, the Company made advances of $1.6 million to Sadiola related to previous purchase commitments for the sulphide project (three months ended March 31, 2014 - $3.1 million). These advances are part of a loan agreement which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at March 31, 2015, the carrying amount was $27.9 million (December 31, 2014 - $26.3 million), including accrued interest income.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

26.	SEGMENTED INFORMATION

	March 31, 2015			December 31, 2014
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$584.1	$746.9	$259.6	$580.0	$740.9	$261.3
Burkina Faso	887.5	1,090.0	146.8	897.3	1,093.3	136.5
Canada	832.0	855.1	161.7	818.7	849.5	175.4
Total gold mines	2,303.6	2,692.0	568.1	2,296.0	2,683.7	573.2
Discontinued operations (Niobium)	—	—	—	—	628.5	167.0
Exploration and evaluation	555.8	571.7	9.3	554.2	569.9	8.5
Corporate[1]	166.0	872.4	841.6	187.9	340.7	810.5
Total per consolidated financial statements	$3,025.4	$4,136.1	$1,419.0	$3,038.1	$4,222.8	$1,559.2
Joint ventures (Mali)[2]	$99.8	$158.2	$135.5	$100.6	$155.8	$135.1

1	The carrying amount of the joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

Three months ended March 31, 2015

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Suriname	$101.0	$67.4	$21.5	$—	$1.0	$0.6	$10.5	$15.1
Burkina Faso	110.3	71.2	27.7	—	—	—	11.4	15.3
Canada	33.4	30.3	12.0	—	—	7.1	(16.0)	19.5
Total gold mines excluding joint ventures	244.7	168.9	61.2	—	1.0	7.7	5.9	49.9
Exploration and evaluation[4]	—	—	0.1	0.1	8.6	0.4	(9.2)	1.9
Corporate	—	0.5	1.0	10.4	—	1.7	(13.6)	0.1
Total per consolidated financial statements	244.7	169.4	62.3	10.5	9.6	9.8	(16.9)	51.9
Joint ventures (Mali)[6]	25.4	18.6	3.7	—	—	—	3.1	1.7
Discontinued operations (Niobium)	9.4	4.3	—		—	(0.2)	5.3	1.6
	$279.5	$192.3	$66.0	$10.5	$9.6	$9.6	$(8.5)	$55.2

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015

Three months ended March 31, 2014

	Consolidated statement of earnings information							Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Other	Earnings (loss) from operations
Gold mines
Suriname	$116.8	$75.8	$17.0	$—	$1.2	$0.6	$22.2	$18.6
Burkina Faso	92.9	66.9	19.5	—	—	0.2	6.3	35.3
Canada	5.2	4.0	0.1	—	—	4.1	(3.0)	35.5
Total gold mines excluding joint ventures	214.9	146.7	36.6	—	1.2	4.9	25.5	89.4
Exploration and evaluation[4]	—	—	0.1	0.1	7.9	1.8	(9.9)	1.2
Corporate[5]	2.4	0.6	1.2	11.0	—	0.2	(10.6)	—
Total per consolidated financial statements	217.3	147.3	37.9	11.1	9.1	6.9	5.0	90.6
Joint ventures (Mali)[6]	26.7	26.4	6.9	—	0.1	—	(6.7)	3.8
Discontinued operations (Niobium)	62.0	31.6	7.5	—	—	0.1	22.8	9.6
	$306.0	$205.3	$52.3	$11.1	$9.2	$7.0	$21.1	$104.0

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, capitalized borrowing costs, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (losses) from joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2015